EXHIBIT 12.1
RADNET, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)
(unaudited)

	Years Ended
	December 31,
	2010	2009	2008

Earnings:
Pre-tax net loss(1)	(12,109)	(1,732)	(12,582)
Less: Equity in earnings of unconsolidated joint ventures	(8,230)	(8,456)	(9,791)
Plus: Distributions from unconsolidated joint ventures	10,917	7,667	7,982
Fixed Charges	63,460	57,521	66,302
Total adjusted earnings	54,038	55,000	51,911

Fixed charges:		-
Interest expense (including debt issue costs amortized to interest expense)	48,398	49,193	51,811
Write-off of debt issue costs
Portion of rent expense representative of the interest factor (2)	15,979	14,447	14,491
Fair value adjustments of cash flow hedges reclassified from OCI to interest expense	(917)	(6,119)	-
Total fixed charges	63,460	57,521	66,302

Ratio of earnings to fixed charges	0.85	0.96	0.78
Additional earnings required to have a one-to-one ratio of earnings to fixed charges	$9,422	$2,521	$14,391

(1)	Excludes net income attributable to noncontrolling interests
(2)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion